CONCORDE INTERNATIONAL GROUP LTD

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

July 23, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Stringer

Angela Lumley

Jenna Hough

Dietrich King

Re:	Concorde International Group Ltd.

Amendment No.1 to Draft Registration Statement on Form F-1

Submitted June 27, 2024

CIK No. 0002001794

Ladies and Gentlemen:

We hereby submit the responses of Concorde International Group Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 10, 2024, providing the Staff’s comments with respect to the Company’s Amendment No.1 to Draft Registration Statement on Form F-1 confidentially submitted on June 27, 2024. Concurrently with the submission of this letter, the Company is submitting a revised draft of the Registration Statement (the “Draft No. 3”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No.1 to Draft Registration Statement on Form F-1 submitted June 27, 2024

Capitalization, page 36

1.	Please revise to include indebtedness in your capitalization. Refer to Item 3B of Form 20- F.

RESPONSE: In response to the Staff’s comments, we have revised the Capitalization table in accordance with the requirements under Item 3B of Form 20-F.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations,

2.	We note revenue from I-Guarding Services increased 111% and accounted for 98% of total revenue in 2023. Disclosure indicates “the increase was primarily due to growth in clientele and secured new contracts with customers.” Please tell us how you measure growth in clientele and what key performance indicators or key variables management uses to monitor your ability to grow and attract new customers. Additionally, please explain your consideration of including a quantified discussion of such measures to provide context and enhance a readers understanding. We refer you to SEC Release 33- 10751.

RESPONSE: In response to the Staff’s comments, we respectively advise the Staff that we measure growth in clientele by number of customers and contract value. Contract value per customer is a key performance indicators our Company’s management uses to monitor our ability to grow and attract new customers. We are currently experiencing higher demand than our capacity allows, prompting us to focus on acquiring high-value customers. The increase in our customer base shows a strong market demand for our services. It also highlights our effective marketing strategies, competitive advantages, and improved customer satisfaction and retention. The number of customers we served in fiscal year ended December 31, 2023, represents our total customer base. The growth in per contract value, calculated as total sales divided by the number of customers, demonstrates our success in selling higher-value services or products through effective upselling and cross-selling. This indicates potential for increased revenue per customer, boosting our financial performance and profitability.

3.	Please quantify factors primarily responsible for changes. When a change is attributable to more than one factor, please quantify each material component. For example, we note your discussion of other income, employee benefits expenses, and distribution expenses identifies underlying factors, often more than one, that caused changes in the various line items without quantification. Refer to Item 5 of Form 20-F and SEC Release No. 33-8350.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on pages 44 and 45 to quantify each material component.

4.	We refer you to your discussion of costs and expenses, in particular “Others” on page 45. Please explain the nature of the “unrealized exchanged loss” and how it relates to the increase in license fee.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure under “Others” on page 45 to reflect that other expenses include unrealized currency exchange loss and other small-value miscellaneous expenses.

Liquidity and Capital Resources, page 45

5.	We note your response to comment 8 and reissue it in full. As previously requested, please discuss in the liquidity section the debt summarized in footnote 10 to the financial statements.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 45 to discuss the debt summarized in footnote 10 to the financial statements.

Related Party Transactions, page 78

6.	We note your response to comment 9 and reissue in full. As previously requested, please provide all of the information required by Item 404 of Regulation S-K. We particularly note the requirements of Item 404(a)(1) and Item 404(a)(2).

RESPONSE: In response to the Staff’s comments, we have revised the Related Party Transactions on page 82 to add the name of the related person, the basis on which the person is a related person, and the related person’s interest in the transaction with the registrant, as required under Item 404(a)(1) and Item 404(a)(2).

Description of Share Capital, page 79

7.	We note your revised disclosure pursuant to comment 1 and reissue in part. Please revise your Description of Share Capital section to disclose that you will be a “controlled company” under the Nasdaq Capital Market or the NYSE American and that you intend to avail yourself of the controlled company exemptions under the Nasdaq or NYSE rule, and provide cross references to applicable risk factors.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 84 of the Description of Share Capital section to disclose that we will be a “controlled company” under the Nasdaq Capital Market or the NYSE American and that we intend to avail ourself of the controlled company exemptions under the Nasdaq or NYSE rule, and provided cross references to applicable risk factor titled “As a controlled company, we are not subject to all of the corporate governance rules of [the Nasdaq Capital Market/the NYSE American].”

Report of Independent Registered Accounting Firm, page F-2

8.	We note the disclosure on page 5 which states that your independent registered public accounting firm expressed substantial doubt regarding your ability to continue as a going concern. This appears to be inconsistent with audit opinion issued by your independent registered public accounting firm. Please clarify or revise.

RESPONSE: In response to the Staff’s comments, we have deleted the disclosure on page 5, as we would continue as a going concern. Our ability to continue as a going concern is dependent upon our profit-generating operations in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due.

3. Significant accounting policies

3.4 Revenue recognition, page F-11

9.	We note your revised disclosure in response to prior comment 11 noting it does not appear to address our comment, therefore it is being reissued. We note your disclosure in (b) that I-Guarding (including, installation and maintenance services) still appears to give prominence to and indicate a majority of your I-Guarding Services are recognized at a point in time. This disclosure appears to be inconsistent with the table that presents “timing of transfer of goods or services” on page F-31 which states that a majority of the revenue is recognized over time. Please clarify or revise. In addition, we note per the disclosure on page 63 that 96% of the revenues were generated by annual recurring contracts. Please tell us how you determined your revenue recognition policy, including your consideration of revenue recognition over time, is in accordance with IFRS 9 paragraphs 35–37.

RESPONSE: In response to the Staff’s comments, we respectively advise the Staff that our I-Guarding Services is a comprehensive technology-integrated package of round-the-clock ongoing security monitoring and maintenance services, the service is consumed continuously and revenue is recognized over time through monthly invoicing. We sell a range of products such as closed-circuit cameras, turnstiles, gates, authenticators, and cabling, and provides installation services for these products. In cases where the installation is part of a comprehensive package that includes monthly security monitoring and maintenance services, revenue is recognized over time as these services are consumed. In cases where the installation is part of a security setup without ongoing monthly security monitoring or maintenance services, revenue is recognized at a point in time upon completion of installation and acceptance by customers. This recognition occurs when control of the goods is transferred to the customers, in accordance with the agreed terms, and significant risks and rewards of ownership have been passed to them. Such service denotes a small portion of the total I-Guarding services sales. The point-in-time sales are 3% and 15% of the total I-Guarding sales in the financial years ended 2023 and 2022, respectively. We refer to recurring contracts as those contracts whose services are continuously consumed; revenue is recognized monthly at the end of each month through monthly recurring invoicing. We have added related disclosures on pages 52 and F-13.

IFRS 15.35 depicts the recognition of revenue over time when the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs. In the case of a recurring contract, the service is performed around the clock, and the customer receives and consumes the benefits as the entity performs. Such sales are recognized through monthly invoicing. IFRS 15.36 states that an asset created by the entity is considered to lack an alternative use if contractual or practical restrictions prevent the entity from readily directing the asset for another purpose during its creation or upon completion. In the case of installation recognized over time, such installations are prerequisite for our patented solution. Customers lack an alternative use without infringing on our patent rights. IFRS 15.37 describes the enforceable rights to payment for the performance completed. Customers enter into a contract with the Company, which entitles the Company to recurring monthly billing, ensuring our right to payment for performance completed as consumed.

Notes to the Consolidated Financial Statements

14. Earnings/(Loss) per share, page F-31

10.	We note your calculation of earning per share is based on weighted average number of 100,000 shares outstanding. This appears to be inconsistent with the disclosure in Note 13 on page F-30 which shows one share issued and outstanding and the The Offering summary on page 10 which indicates the ordinary shares outstanding immediately before the offering are zero Class A shares and 20,888,886 Class B shares. Please explain the number of shares issued and outstanding as of the balance sheet date and tell us how you a calculated the weighted average shares outstanding for earnings per share.

RESPONSE: In response to the Staff’s comments, we have revised Note 13 on page F-31 to explain the number of shares issued and outstanding as of the balance sheet date and how we calculated the weighted average shares outstanding for earnings per share.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +65 2960802 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Concorde International Group Ltd.

By:	/s/ Swee Kheng Chua
Name:	Swee Kheng Chua
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Bevilacqua PLLC

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